                                                                      EXHIBIT 14
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required) For the fiscal year ended November 30,1995

                                       or
[_] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required) For the transition period from_____to_____
                         Commission File Number 1-12054


                             KASLER HOLDING COMPANY
             (Exact name of registrant as specified in its charter)

Delaware                                                     35-0565601
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

27400 E. Fifth Street, Highland, California                  92346
(Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code (909) 884-4811

Securities registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
Common Stock, ($.01 par value)         New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 9O days. Yes X No
                                              ---   ---

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K[_].

     As of February 16, 1996, there were outstanding 29,481,499 shares of the
           -----------------                         ----------
registrant's common stock, $.01 par value, which is the only class of common or voting stock of the registrant. As of that date the aggregate market value of the shares of common stock held by non-affiliates of the registrant (based on the closing price for the common stock on the New York Stock Exchange on February 16, 1996) was approximately $76,417,948.
                                     -----------

                    Documents Incorporated by Reference

     Certain information called for by Parts I, II and III is incorporated by reference from registrant's Annual Report to Shareholders for the fiscal year ended November 30,1995. Certain information called for by Part III is incorporated by reference from registrant's definitive proxy statement to be filed with the Commission within 120 days after the close of registrant's fiscal year.

    Page 1 of 159 pages herein. Index to Exhibits appears on page 12 herein.

                             KASLER HOLDING COMPANY

                               TABLE OF CONTENTS

PART I                                                                Page
    Item 1.   Business..............................................  3
    Item 1a.  Executive Officers of the Registrant..................  3
    Item 2.   Properties............................................  5
    Item 3.   Legal Proceedings.....................................  5
    Item 4.   Submission of Matters to a Vote of Security Holders...  5



PART II
    Item 5.   Market for Registrant's Common Equity and Related
              Stockholder Matters...................................  6
    Item 6.   Selected Financial Data...............................  6
    Item 7.   Management's Discussion and Analysis of Financial
              Condition and Results of Operations...................  6
    Item 8.   Financial Statements and Supplementary Data...........  7
    Item 9.   Changes in and Disagreements with Accountants
              on Accounting and Financial Disclosure................  7



PART III
    Item 10.  Directors and Executive Officers of the Registrant....  8
    Item 11.  Executive Compensation................................  8
    Item 12.  Security Ownership of Certain Beneficial Owners and
              Management............................................  8
    Item 13.  Certain Relationships and Related Transactions........  8



PART IV
    Item 14.  Exhibits, Financial Statement Schedules, and Reports
              on Form 8-K...........................................  9

                                     PART I


ITEM 1.  BUSINESS


     There is hereby incorporated by reference the information that appears under the captions "Corporate Profile", "Elements of Our Business", "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements and Notes thereto in the Annual Report to Shareholders for 1995.


     In connection with certain public and private sector contracts, the Company's operating subsidiaries are required to provide various types of surety bonds guaranteeing its performance and for payment of all subcontractors and suppliers of material and equipment under the contract. Effective January 1,1995, the Company established a cosurety program with Federal Insurance Company, Seaboard Surety Company, and American International Companies as the participating surety companies. The ability of the Company to obtain surety bonds depends upon its capitalization, working capital, past performance on contracts, management expertise, relationships with owners, subcontractors and other parties to the contract and other variable factors. Surety companies consider such factors in light of the amount of surety bonds then outstanding for the companies and their current underwriting standards, which may change.

ITEM 1a. EXECUTIVE OFFICERS OF THE REGISTRANT


     The following table sets forth certain information regarding the business experience during the past five years of all executive officers of the Company and certain officers of its subsidiaries as of February 16,1996.

Name and Age                        Office and Experience
- ------------                        ---------------------

John H. Wimberly, 50         Mr. Wimberly was elected director of Kasler Holding
                             Company on October 12,1994 following his appointment as President and Chief Executive
                             Officer of Kasler Holding Company effective October
                             1 , 1994. Prior to joining Kasler Holding Company in October 1994, Mr. Wimberly had served as a Group
                             Vice President of Hanson Industries (the U.S.
                             operations of Hanson PLC) since 1990 and Chairman of Beazer USA since 1991, where he was responsible for Hanson's U.S. building products group which included Beazer, a construction and materials company, and Kaiser Cement. Mr. Wimberly had been associated with Kaiser Cement since 1971.

Gregory J. Rutherford, 40    Vice President and Chief Financial Officer of
                             Kasler Holding Company since March 1995. Mr.
                             Rutherford had previously served as the Treasurer of WCG Holdings, Inc. (WCG) and Controller of
                             Washington Construction Group, Inc. (WCGI) since its formation in 1987.

Darrol N. Groven, 52         President of Kasler Corporation since November
                             1994. From April to November 1994, Mr. Groven served as Executive Vice President and Chief
                             Operating Officer of Kasler Holding Company and
                             Interim President for Kasler Corporation. Mr.
                             Groven also served as President of WCG between July
                             1993 and April 1994, and Vice President of WCG between March 1981 and July 1993.

Gerald F. Nelson, 66         President of WCG and WCGI since April 1994. Mr.
                             Nelson has been the President of Washington
                             Construction Co. since April 1993, and Vice
                             President of WCGI between May 1992 and April 1994.
                             Prior to May 1992, Mr. Nelson was President of
                             Reidel International, Inc., a construction contractor.


     Officers are appointed by, and at the discretion of the Board of Directors and do not have fixed terms of office. Mr. Wimberly has an employment agreement with the Company through October 1,1997. See Item 11 below.

ITEM 2.  PROPERTIES


     The Company's corporate and administrative offices are situated on approximately 12 acres of Company-owned land in Highland, San Bernardino County, California. The Company occupies an office building of approximately 17,500 square feet on the Highland site and approximately 21,000 square feet of office and shop space. The Company owns approximately 170 acres of property, permitted for sand and gravel extraction and processing, located near Las Vegas, Clark County, Nevada. The Company owns 80 acres of industrial property located in Petaluma, Sonoma County, California, which is used in the production of prestressed and precast concrete products. The Company also owns approximately
4.3 acres of industrial zoned property located in South Gate, Los Angeles County, California, which is utilized for the temporary storage of construction materials. The Company owns 18.5 acres of land in Grand Junction, Colorado, which is held for sale. In the second quarter of 1995, the Company acquired its joint venture partner's interest in a real estate development partnership. As a result of the acquisition, the Company owns 25.4 acres of developed land in San Clemente, California, zoned for heavy industrial purposes. The land is currently being offered for sale or lease.


ITEM 3.  LEGAL PROCEEDINGS


     None.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY
         HOLDERS


     No matters were submitted to a vote of the shareholders during the fourth quarter of fiscal 1995.

                                    PART II


ITEM 5.  MARKET FOR REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     There is hereby incorporated by reference the information as to quarterly sales price for the Company's common stock, which appears under the caption "Selected Quarterly Financial Data (Unaudited)", and the information which appears under the caption "Shareholder and Investor Information" in the Annual Report to Shareholders for 1995. During 1994, the Company suspended declaring shareholder dividends. If deemed prudent, the Company may reinstate a policy of regularly declaring dividends. Under a credit agreement entered into by the Company on September 8, 1995 (as described in Item 7 below), restrictive covenants place certain restrictions on the payment of dividends. At February 16, 1996, there were 1,139 shareholders of record.


ITEM 6.  SELECTED FINANCIAL DATA


     There is hereby incorporated by reference the selected five-year financial data which appears under the caption "Selected Consolidated Financial Data" in the Annual Report to Shareholders for 1995.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     There is hereby incorporated by reference the information which appears under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report to Shareholders for 1995.


     On September 8, 1995, the Company entered into a four year revolving credit facility replacing the Company's previous revolving credit arrangements. The credit facility allows borrowings at the London Interbank Offering Rate (LIBOR) + 1% or prime. Under the new agreement, the Company may borrow the lesser of $60 million or the Company's "borrowing base", which is calculated based on the Company's cash and cash equivalents, accounts receivable, investments, inventory and equipment. At November 30, 1995, the Company's borrowing base exceeded the $60 million loan limit. The credit is secured by the stock and all of the assets of the participating subsidiaries.

One of the Company's construction materials subsidiaries did not participate in the facility's credit, security, pledge and guarantee agreements. Restrictive covenants under the credit agreement require that certain financial ratios (such as minimum current ratio, equity, debt service coverage, and debt to capital ratio) be maintained and place restrictions on, among other things, obtaining additional debt financing, dividends, guaranties and investments. The Company is in compliance with such financial ratios. At November 30 ,1995, there were no borrowings under the revolving credit agreement.


     In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." The Company will adopt the standard in 1996. Adoption of the standard is not expected to have a material impact on the Company's financial statements.


     The FASB also issued Statement of Financial Accounting Standards No. 123,
"Accounting for Stock-Based Compensation" (SFAS 123) in 1995.   SFAS 123
encourages, but does not require, companies to adopt the fair value method of accounting for stock-based compensation. Companies who do not adopt the fair value method will be required to disclose the pro forma net income and earnings per share, as if the fair value method had been elected. The Company anticipates not adopting the fair value method and making pro forma disclosures in future financial statements.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


     There is hereby incorporated by reference the consolidated financial statements, notes thereto, the Report of Independent Auditors, and the supplemental quarterly financial data in the Annual Report to Shareholders for 1995.


ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


     None.

                                    PART III


ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT


     Information regarding directors of the Company will be set forth in the Company's definitive proxy statement for the annual meeting of shareholders to be held Wednesday April 3, 1996 (1996 Proxy Statement), and is incorporated herein by reference. Information regarding executive officers of the Company and certain officers of its subsidiaries is set forth under the caption "Executive Officers of the Registrant" in Item 1a hereof.


ITEM 11. EXECUTIVE COMPENSATION


     There is hereby incorporated by reference the information to appear under the caption "Executive Compensation" in the 1996 Proxy Statement.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     There is hereby incorporated by reference the information with respect to security ownership to appear under the captions "Principal Stockholders" and "Ownership of Stock by Management" in the 1996 Proxy Statement.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     There is hereby incorporated by reference the information with respect to certain relationships and related transactions under the captions "Certain Transactions" and "Compensation Committee Interlocks and Insider Participation" in the 1996 Proxy Statement, and the Note to the Consolidated Financial Statements titled "Related Party Transactions" in the Annual Report to Shareholders for 1995.

                                    PART IV


ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K


(a) The following documents are filed as part of this report:

(1)(2) Consolidated Financial Statements and Supplementary Information


     There is hereby incorporated by reference the following financial statements and supplemental financial information that appear on the pages indicated of the Annual Report to Shareholders for 1995. With the exception of the items referred to in Items 1, 5, 6, 7 and 8 hereof, the Annual Report to Shareholders for 1995 is not to be deemed filed as part of this report.

                                                              Annual Report
                                                                  Pages
Consolidated Statements of Earnings for the years ended November
 30, 1995, 1994 and 1993                                                 19

Consolidated Balance Sheets at November 30,1995 and 1994                 20

Consolidated Statements of Shareholders' Equity for the years
 ended November 30, 1995, 1994 and 1993                                  21

Consolidated Statements of Cash Flows for the years ended
 November 30, 1995, 1994, and 1993                                       22

Notes to Consolidated Financial Statements                          23 - 30

Supplementary Information
 Selected Quarterly Financial Data (Unaudited)                           31


(a)(3) Exhibits


     See "Index to Exhibits" in this report, on page 11 hereof which information is incorporated herein by reference.


(b)  Reports on Form 8-K


     No reports on Form 8-K were filed in the fourth quarter of fiscal 1994.

                                   Signatures


   Pursuant to the requirement of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Highland, and State of California, on the 27th day of February, 1996.
                                          ------



                                         KASLER HOLDING COMPANY


                                         By  /s/ John H. Wimberly
                                             ----------------------------
                                                John H. Wimberly
                                                 President and
                                              Chief Executive Officer


   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

        Signature                 Title                           Date
        ---------                 -----                           ----
/s/ John H. Wimberly             President and             February 27, 1996
- ---------------------------  Chief Executive Officer
     John H. Wimberly             and Director


/s/ Gregory J. Rutherford     Vice President/Chief         February 27, 1996
- ---------------------------       Financial
     Gregory J. Rutherford    Officer and Treasurer


/s/ Dorn Parkinson                 Chairman                February 27, 1996
- ---------------------------
     Dorn Parkinson

/s/ David H. Batchelder            Director                February 27, 1996
- ---------------------------
     David H. Batchelder

    Signature                   Title                         Date
- ---------------------------     ----------------------------  ------------------
/s/ Robert G. Hunt              Director                      February 27, 1996
- ---------------------------
      Robert G. Hunt

/s/ Leonard R. Judd             Director                      February 27, 1996
- ---------------------------
      Leonard R. Judd

/s/ Terry W. Payne              Director                      February 27, 1996
- ---------------------------
      Terry W. Payne

/s/ Robert G. Reid              Director                      February 27, 1996
- ---------------------------
      Robert G. Reid

/s/ Vincent O. Smith            Director                      February 27, 1996
- ---------------------------
      Vincent O. Smith

/s/ Robert G. Wallace           Director                      February 27, 1996
- ---------------------------
      Robert G. Wallace

                               INDEX TO EXHIBITS

                EXHIBITS REQUIRED BY ITEM 601 OF REGULATION S-K

Exhibit                                                      Page Number or                        Sequential
Numbers              Description                      Incorporation by Reference to                 Page No.
- -------              -----------                      -----------------------------                 --------
 2.1    Agreement and Plan of Reorganization,      Incorporated by reference to Annex I                n/a
        dated as of March 11, 1993, among          to Joint Proxy Statement-Prospectus
        Kasler    Corporation, Washington          contained    in    the   Company's
        Contractors Group, Inc., Washington        Registration Statement on Form S-4
        Corporations, Dennis Washington and        (No.33-63862) dated June 3, 1993,
        Phyllis Washington.                        as amended.


 2.2    Agreement and Plan of Merger, dated as     Incorporated by reference to Exhibit                n/a
        of July 9, 1993, among the Company,        2.2 to the Company's Annual Report
        Kasler Corporation and Kasler Sub Inc.     on Form 10-K for the fiscal year
                                                   ended November 30, 1993.

 3.1    Restated and Amended Certificate of        Incorporated by reference to Exhibit                n/a
        Incorporation of the Company.              3.1 to the Company's Registration
                                                   Statement on Form S4 (No. 33-
                                                   63862) dated June 3,  1993,  as
                                                   amended.

 3.2    Restated and Amended Bylaws of the         Incorporated by reference to Exhibit                n/a
        Company.                                   3.2 of Kasler Corporation's Annual
                                                   Report on Form 10-K for the fiscal
                                                   year ended November 30, 1994.

 4.1    Specimen  certificate  for  Company        Incorporated by reference to Exhibit                n/a
        Common Stock.                              4.1 to the Company's Registration
                                                   Statement on Form S-4 (No. 33-
                                                   63862)  dated  June  3,  1993  as
                                                   amended.

 10.1*  Kasler Corporation Employees' Stock        Incorporated by reference to Exhibit                n/a
        Ownership  and  Trust  Agreement           10.4 of Kasler Corporation's Annual
        (amended and restated as of November       Report on Form 10-K for the fiscal
        9, 1989).                                  year ended October 31, 1989.

 10.2*  1994 Stock Option and Incentive Plan       Incorporated by reference to Exhibit                n/a
        for Officers, Directors and Key            10.6 of the Company's Annual
        Employees of Kasler Holding Company        Report on Form 10-K for the fiscal
                                                   year ended November 30, 1993.

 10.3*  First Amendment to the 1994 Stock          Incorporated by reference to Exhibit                n/a
        Option and Incentive Plan for Officers,    10.3 of the Company's Annual
        Directors and Key Employees of Kasler      Report on Form 10-K for the fiscal
        Holding Company.                           year ended November 30, 1994.

 10.4*  Second Amendment to the 1994 Stock         Incorporated by reference to Exhibit                n/a
        Option and Incentive Plan for Officers,    10.4 of the Company's Annual
        Directors and Key Employees of Kasler      Report on Form 10-K for the fiscal
        Holding Company.                           year ended November 30, 1994.

 10.5*  Management  Bonus  and Profit              Incorporated by reference to Exhibit                n/a
        Participation Bonus Program.               10.5 of the Company's Annual
                                                   Report on Form 10-K for the fiscal
                                                   year ended November 30, 1994.

* Management contract or compensatory plan.

                                                                                                   Sequential
                                                                                                    Page No.
                                                                                                    -------

10.6*   Form of Indemnity Agreements, dated        Incorporated by reference to Annex                 n/a
        as of July 9, 1993, entered into           IV to Joint Proxy Statement-
        between the Company and its                Prospectus contained in the Company's
        executive officers and directors           Registration Statement on Form S-4
                                                   (No. 33-6382) dated June 3, 1993,
                                                   as amended.

10.7*   Employment Agreement, dated as of          Incorporated by reference to Exhibit                n/a
        July 12, 1993, between the                 10.14 of the Company's Annual
        Company and J.L. Feller                    Report on Form 10-K for the fiscal
                                                   year ended November 30, 1993

10.8*   Employment Agreement, dated August         Incorporated by reference to Exhibit                n/a
        25, 1994 between the Company and           1 of the Company's Quarterly Report
        John H. Wimberly                           on Form 10-Q for the third fiscal
                                                   quarter ended August 31, 1994.

10.9    Joint Venture Agreement between            Filed herewith                                      14
        Kiewit Pacific Co. and Kasler
        Corporation dated July 12, 1995

10.10   State of California Department of          Filed herewith                                      25
        Transportation Contract No. 11-030114
        dated December 1, 1994

10.11   State of California Department of          Filed herewith                                      44
        Transportation Contract No. 08-347214
        dated January 19, 1995

10.12   State of California Department of          Filed herewith                                      73
        Transportation Contract No. 04-192214
        dated April 5, 1995

10.13   State of California Department of          Filed herewith                                      103
        Transportation Contract No. 04-192244
        dated August 18, 1995 Kiewet Kasler A
        Joint Venture

13.1    1995 Annual Report to Stockholders of      Filed herewith                                      121
        the Company (considered filed to the
        extent specified in Items 1, 5, 6, 7, 8,
        13 and 14 above)

21.1    Subsidiaries of the Company                Filed herewith                                      158

23.1    Consent of KPMG Peat Marwick LLP.          Filed herewith                                      159



* Management contract or compensatory plan.

[GRAPHIC APPEARS HERE]                                              EXHIBIT 13.1


                                                  Results












                                                          Kasler Holding Company

                                                           1995      Annual
                                                                     Report

- ---------
Corporate
- ---------
profile

KASLER HOLDING COMPANY (KHC) is a diversified heavy construction company with more than 30 years experience in the infrastructure, contract mining, environmental remediation, commercial construction and construction materials markets. The Company, through its subsidiaries, owns one of the largest heavy construction and earthmoving equipment fleets in the U.S. and serves both public and private customers throughout the Western United States. KHC's subsidiaries include Washington Construction Co., Kasler Corporation, Industrial Constructors Corp., Conda Mining, Inc., Pro Builders Corp., Blue Diamond Materials, Inc., and Pomeroy Corporation. The following describes the Company's key types of work:


INFRASTRUCTURE contracting operations serve both the public and private sector.
        The scope of work includes large earthmoving projects related to highways, airports, water resources, golf courses, and commercial and residential real estate site development. The Company also constructs large, complex public work projects involving structural concrete, concrete pipe, and paving including highways, airfields, rapid transit, and water distribution facilities. Included in the Company's portfolio is the five-level Super-37 interchange connecting the Century Freeway with Interstate 405 in Los Angeles. This project holds the record as the largest job ever awarded by the California Department of Transportation. In Montana, the Company constructed the largest highway project ever awarded by the Montana Department of Transportation. The project entailed massive blasting and excavation in the right of way of an operational railroad. The Company is currently reconstructing two segments of the Cypress Freeway destroyed during the 1989 Oakland area earthquake, and in 1994 completed a critical freeway connection between Northern and Southern Los Angeles destroyed during the Northridge earthquake. Crews worked seven days a week, 24 hours a day to complete the Northridge project in just over 100 days, 36 days ahead of schedule. Current infrastructure contracting operations are located in California, Nevada, Wyoming, Washington, and Montana.
CONTRACT MINING serves the surface mining industry performing site development and contract mining activities. The scope of work includes building mine access roads, developing plant sites, performing pre-stripping, striping and ore handling activities and constructing tailings dams. Projects involving mining waste and ore often are large in scale and cover periods of several years. The Company's silica rock extraction contract in Idaho has provided work since 1974. In Nevada, the Company has processed up to 30 million tons of ore and waste per year since 1988 for one of the largest gold mining projects in the Western U.S. The Company also mines basic minerals ranging from quarries to phosphate and limestone ore under long-term contracts. Current operations in contract mining services are located in Idaho, Nevada, Colorado and Arizona.
ENVIRONMENTAL REMEDIATION activities include removing, transporting, and depositing low-level contaminated materials in standard earth-moving equipment. Additionally, the Company contracts to construct waste disposal sites for both public and private owners. Current environmental remediation operations are located in Idaho, Montana, and Utah.
COMMERCIAL CONSTRUCTION involves site development, and constructing commercial and institutional buildings such as school buildings, sports complexes, airport terminals, water treatment plants, and medical facilities in Montana.
CONSTRUCTION MATERIALS includes the Company's new sand and gravel operation, which provides products to the construction industry in Las Vegas, Nevada. In Northern California, the Company manufactures and supplies precast concrete materials including railroad ties, box girders and pilings to the construction and railroad industries.




TABLE OF CONTENTS:


Financial Highlights                                       1
Letter to Shareholders                                  2-5
Business Summary                                        6-13
Selected Consolidated Financial Data                      14
Management's Discussion and Analysis of
   Financial Condition and Results of Operations       15-18
Consolidated Financial Statements                      19-32
Directors and Officers                                    33
Shareholder and Investor Information                      33

ON THE COVER:

Rush-hour traffic passes unimpeded
through the $75 million I-5/SR-55
interchange in Tustin, California
completed in 1995

================================================================================


        Financial
        highlights


                                                                                       Pro forma/*/
(In thousands, except per share data)                        1995            1994             1993
===================================================================================================
OPERATIONS SUMMARY
   Revenues                                             $ 228,537        $ 258,739        $ 278,513
   Gross profit                                            24,113           19,849           28,379
   General and administrative expenses                     15,767           17,705           15,845
   Net earnings                                             8,165              657            8,980
   Earnings per share                                   $    0.28        $    0.02        $    0.30


- ---------------------------------------------------------------------------------------------------
FINANCIAL POSITION SUMMARY
   Total assets                                         $ 185,301        $ 182,618        $ 185,761
   Cash, cash equivalents and short-term investments       30,035           46,120           49,222
   Working capital                                         51,468           64,179           65,802
   Long-term debt                                           5,042            5,490               --
   Shareholders' equity                                   128,951          119,956          120,390
   Shares outstanding                                      29,484           29,423           29,443
   Backlog                                                286,346          158,179          273,000
   Available credit lines                                  60,000           30,000           30,000
===================================================================================================

                                                                  YEAR-END
BACKLOG               GROSS PROFIT          EARNINGS PER SHARE    STOCK PRICE

                                            $0.30
$286,346              $28,379               -------------
- --------              -------------                               $7.00
- -------------                               -----                 -------------
$273,000              $24,113               $0.28                 -----
                      -------                                     $6.75

                      $19,849
                      ---------                                   $4.38
$158,179                                                          -----------
- ----------



                                            $0.02
                                            -----------

====================  ====================  ====================  ====================
       '95 '94 '93*          '95 '94 '93*          '95 '94 '93*          '95 '94 '93*

/*/See Notes to Consolidated Financial Statements for additional information on unaudited 1993 pro forma results.



================================================================================

                                    Letter
                                        ---------------
                                        To Shareholders
                                        ---------------
[PICTURE OF JOHN WIMBERLY APPEARS HERE]

As stated in last year's Annual Report, our primary objective for 1995 was to improve profitability. A number of changes were made to accomplish this goal: we finalized the implementation of a new management team, tightened our budgeting and cost control procedures, expanded our estimating capabilities, and required greater cost and profit accountability at the project level. I am pleased to report that progress has been made in each of these areas, and as a consequence, 1995's profits increased substantially, with net earnings up from $.02 per share to $.28 per share. This improvement came despite a 12% reduction in revenue as profit margins increased to 10.6% of revenue and G & A costs declined by $1.9 million.

In addition to higher earnings in 1995, we experienced a major turnaround in our contract backlog due to sound estimating and a renewed focus on selective bidding in attractive markets. At year-end 1995, the Company's order book totaled $286 million, which represents an 81% improvement over the $158 million level at the end of 1994. New awards and changes to existing contracts during the course of 1995 totaled $356 million, reversing a four-year downturn in backlog. Not included in the above total was a successful November bid of $384 million to build the West Dam of the Eastside Reservoir for the Southern California Metropolitan Water District in Hemet, California. This project, bid in a joint venture with two other contractors, was awarded on January 9, 1996. The Company's portion of the joint venture will add $135 million to our order book and push backlog above $400 million.

Our balance sheet remains strong with a cash balance of $30 million and working capital of $51 million. 1995 was a year in which the Company made significant investments in new plant and equipment. These investments, coupled with the payoff of a $7.1 million loan on the Company's San Clemente, California real estate project, resulted in a $16.1 million year-to-year decline in cash balances. The strength of our financial position was evident during the year as we obtained an increase of our bank line of credit to $60 million and substantially increased bonding capacity from our surety companies. The increased bank facility will help support both internal and external growth.

OPERATIONAL REVIEW


The major operational improvement in 1995 was the return to profitability of our highway and bridge building business. Profit margins improved as job costs were closely monitored against budget and corrective action taken when necessary. During the year, the Company was successful in obtaining several large infrastructure projects including two major sections of the earthquake damaged Cypress Freeway in Oakland for $166 million, an interchange project in San Diego for $48 million, and a freeway widening job in San Bernardino for $32 million. These jobs, totalling $246 million, again demonstrate our capability to perform large, complex fast-track projects in civil construction.


The Company enjoyed another successful year in contract mining, remediation and related mining services. We added a number of new customers during the course of the year as we laid the groundwork for profitable and expanded activity in all of the mining service area.


The results from our construction materials businesses were mixed. The pre-stress concrete operation in Petaluma, California showed marked improvement in 1995 with earnings three times the 1994 level. Unfortunately, our new aggregate business in Las Vegas, Nevada did not meet expectations due to several plant related production problems. The problem areas have been identified and corrective action is being taken. The long-term demand for construction aggregates in Las Vegas continues to be excellent, and I believe our 60 million ton aggregate reserve positions us well to take advantage of this growing market.


The building construction operation continued to deliver positive results through 1995. A surge in institutional construction in Montana should provide $100 million of bidding opportunities during 1996.

FUTURE OPPORTUNITIES/OUTLOOK FOR 1996

As mentioned earlier, our estimating staff, along with our joint venture partners, finished 1995 on a high note by submitting the successful bid of $384 million to construct the West Dam of the Eastside Reservoir for the Metropolitan Water District. This contract will be in progress over the next four years and is expected to have a significant impact on future earnings. It is one of the largest projects in our history. When completed, the structure itself will be one of the largest earth filled dams in the United States and will double the surface water storage capacity in Southern California. We, with our joint venture partners, expect to bid on over $500 million of remaining work at this site in 1996 and 1997.


We are optimisitic about the future. Our backlog of work is up significantly and our bid calendar of future projects is promising. Additionally, California,our largest market area, has at long last rebounded from its severe recession. Large upcoming public works projects we expect to bid include the BART Rail Extension to the San Francisco Airport, a design/build contract exceeding $800 million to improve I-15 in Salt Lake City prior to the 2002 Winter Olympics, the $1.2 billion Alameda Rail Corridor for the Alameda Corridor Transportation Authority in Los Angeles, and selected major highway projects in the Western U.S.


Good opportunities are also available in our mining services business, including contract mining and remediation. The Company has developed an excellent reputation within this specialized industry, cultivating and maintaining success-

                                        Types of      [CHART OF TYPES OF
                                                       WORK APPEARS HERE]
                                          Work
ful relationships with several major mining companies. As domestic and global demand continues to increase for metals and minerals, we expect mining services will be a large part of our growth.

The year just ended was one of great change for your company. These changes not only brought about a more profitable 1995, they also laid a solid foundation for long-term financial success. In 1996, we will continue making the changes that will lead to greater success. In keeping with our focus on the construction business, the Board of Directors will be recommending at the April 3, 1996 shareholder meeting that you approve a change in the Company's name to Washington Construction Group, Inc. This new name will more accurately reflect the Company's core business and will make use of a subsidiary's name that is well known and respected by our private and public customers throughout the Western U.S.

Our primary goal for 1996 and beyond is to generate consistent growth in profitability and long-term shareholder value. The strategy to achieve this goal includes: continuing internal growth and acquisitions within the construction industry; maintaining a high standard of ethical conduct; and being the very best in the industry and in all of our business activities.

             Heavy Civil Construction [PICTURE APPEARS HERE]

                      Contract Mining [PICTURE APPEARS HERE]

Environmental Remediation/Reclamation [PICTURE APPEARS HERE]

Commercial Construction and Materials [PICTURE APPEARS HERE]


                                        /s/ John Wimberly

                                        JOHN WIMBERLY
                                        President and
                                        Chief Executive Officer

We are one of the largest heavy civil construction companies in the U.S., and are committed to understanding and meeting our clients' needs. This understanding, joined with our emphasis on self-performing work, allows us to be a safe, low cost, flexible producer for our public and private clients. [APPEARS AT FLUSH RIGHT]

ELEMENTS OF OUR BUSINESS

The Company engages in heavy civil construction, specializing in infrastructure, contract mining, environmental remediation, commercial construction and construction materials. We serve both governmental and private customers in the geographic region west of the Mississippi River. As one of the largest heavy civil construction companies in the country, we are able to provide a superior product to our public and private clients through focusing on the basics of sound business and construction principles.

In the day-to-day operations, the Company is focused on the qualities we believe result in generating consistent profit and shareholder value such as:
       * Earning superior customer satisfaction
       * Safely improving productivity
       * Providing opportunities and challenging careers for our employees
       * Responding quickly to the dynamic regulatory and legislative environment.

The Company does not rest in its pursuit of these qualities in its operations.
       We strive to consistently evaluate and reevaluate our performance and our objectives. Through these pursuits, the Company has positioned itself strategically to take advantage of the current market for public and private heavy contracting, while refining strengths to take advantage of the positive trends within the industry. Specifically, the Company has developed capabilities which include:

Marketing/Estimating - Winning projects in the classic competitive bid structure of the public works market has been, and continues to be, a mainstay for the Company. To be successful in public works, one must be the low-cost producer of the service. The Company has developed an excellent program for identifying bidding opportunities that match our strengths and creating innovative approaches to the estimating process. When advantageous, the Company creates construction joint ventures with other leading firms that complement its capabilities. In 1995, the Company was active in two large construction joint ventures, and with the award of the Eastside Reservoir Project near Hemet, California, a third joint venture will be active in 1996.

Private sector work entails more sophisticated marketing, presentation, and negotiation skills. Private clients demand expertise and proven accomplishment, and are more

Darkness falls as crews prepare column foundations on a $47 million interchange in Del Mar, California.
[APPEARS CENTER FLUSH RIGHT, WITH PICTURE]

                                  Leadership

                [GRAPHIC OF I-5/SR-56 INTERCHANGE APPEARS HERE]


                                                     I-5/SR-56 INTERCHANGE
                                                             Del Mar, California
                                                       CA    -------------------
                                                              Heavy Construction

                                                                       ---------
                                                                       resources
                                                                       ---------

                 [GRAPHIC OF BAGDAD COPPER MINE ARREARS HERE]


        BAGDAD COPPER MINE
  Cyprus Bagdad, Arizona
- -------------------------   AZ
     Contract Mining

We put our employees, equipment, systems and financial resources to work for our clients every day. Progressive equipment maintenance, scheduling, cost control, and value engineering provide excellent quality at competitive prices for even the most complex, fast-track projects.

[APPEARS TOP FLUSH LEFT]


       apt to recognize and reward the value our skills bring to the success of their projects. Therefore, we dedicate significant marketing, engineering and estimating resources toward successfully obtaining and keeping private clients. An integral part of putting together a successful construction team is being aware of new projects while they are still in the preliminary planning phase. Accordingly, the Company has assembled a dedicated marketing team working to identify all potential work and partners in the Western U.S. in a timely fashion.

Geographic and Operational Diversity - We have developed a strong presence in public works and private contracting throughout the Western U.S. The Company now has four regional offices with full estimating and project management capabilities located in Montana, Nevada, Northern and Southern California. These regional hubs allow maximum responsiveness to the needs of our clients and provide greater understanding of local labor, materials and regulatory concerns. Our commitment to achieving balance between private and public contracting helps the Company take advantage of the different cycles of economic growth and governmental spending. The Company has developed niches in infrastructure, contract mining, commercial construction and environmental remediation and the market for each of these contract types is driven by different catalysts.

Proficient Operations - Over the years, the Company has developed superior systems for scheduling utilization, maintaining equipment, monitoring work progress and applying value-added innovative thinking for our clients. We believe performing the most critical aspects of work ourselves, effective use of our systems, and our focus on safety and improved productivity have positioned us to be a highly competitive low-cost operator.

- --------------------------------------------------------------------------------
Workers stabilize a hillside and move material to build an access road at the Bagdad Copper Mine in Arizona.

[APPEARS CENTER FLUSH LEFT WITH PICTURE]
- --------------------------------------------------------------------------------

Depth of Technical Talent and Experience - The Company is committed to the goal of attracting, developing and retaining a quality team of professionals in construction and engineering. We believe that emphasizing opportunity, training, continuing education and safety has enabled the Company to develop a solid operating team. The Company stresses individual responsibility and incentive-based compensation. Our profit sharing plan has components based on Company-wide profits as well as profit at the project level. As a result, our employees are encouraged to assume an entrepreneurial perspective which translates into innovation, cost reduction and larger profits.

Serving markets throughout the Western U.S., the Company has a wide range of construction expertise. We have moved 100 million cubic yards of earth at the Bullfrog Gold Mine in Nevada, constructed 1/3 of the $1.8 billion Century Freeway in Los Angeles, cleaned up after the Mount St. Helens volcanic eruption and California earthquakes, and build the Vandenburg space shuttle launch facility in California.
[APPEARS TOP FLUSH RIGHT]

Resources for Complex and Fast-Track Projects - Increasingly, the Company is seeing larger, more complicated, more demanding, and potentially more profitable job opportunities. Through our solid balance sheet and diligent communication, we have developed excellent relationships with bonding companies enabling us to pursue these large-scale contracts.
        The Company also has at its disposal one of the largest fleets of construction equipment in the U.S. and a sophisticated internal system for managing the efficient use, repair and maintenance of owned and leased equipment. As a known leader and performer in the field of heavy construction, we have been able to cultivate relationships with other leading construction companies. These relationships result in joint venture opportunities and the ability to stay abreast of changing industry trends.


THE COMPANY'S POSITION AND THE INDUSTRY OUTLOOK


The Company's efforts to enhance its competitive advantages put it in a strong position to capitalize on the expected short and long-term growth in the construction industry.


The economic outlook for the construction industry in 1996 appears favorable.
        The current low interest rates should provide a good environment for issuing public construction bonds and private development. The Western U.S., and in particular California, our largest market, have emerged from the recession of the early part of the decade and appear well-positioned for future growth.


While future political and economic events are inherently uncertain, in the long-term, the prospects for expanded infrastructure development are good. For years, the U.S. has lagged behind other industrialized countries in public investment and productivity growth. Increasingly, economic, social and political leaders are decrying the deterioration of America's infrastructure as a direct threat to our productivity and quality of life. In the long run, it appears the U.S. will have to increase its public works spending to maintain its status as an economic superpower.

- --------------------------------------------------------------------------------
A nighttime crew moves earth at the Bullfrog Gold Mine in Beatty, Nevada, where the Company has continuously excavated ore and materials since 1988.

[APPEARS BOTTOM FLUSH RIGHT WITH PICTURE]
- --------------------------------------------------------------------------------

- ------------
capabilities
- ------------



                 [GRAPHIC OF BULLFROG GOLD MINE APPEARS HERE]



                                                 BULLFROG GOLD MINE
                                           -----------------------------
                                               NV      Beatty, Nevada
                                                     -------------------
                                                       Contract Mining

                                                                     ---------
                                                                     direction
                                                                     ---------

                 [GRAPHIC OF BINGHAM CANYON MINE APPEARS HERE]



         Bingham Canyon Mine
- ------------------------------------
  Salt Lake City, Utah         UT
- ----------------------------
  Environmental Remediation

Through our commitment to continuous improvement, capitalizing on opportunities, and self-performing work, we intend to create growth and shareholder value. By challenging our employees to be leaders in providing superior service, we will create an organization second to none in our field.

[APPEARS TOP FLUSH LEFT]


The trend upwards in infrastructure investment is already beginning to take shape. Infrastructure spending appears to have bottomed out in 1989 and has been increasing as a percentage of Gross Domestic Product (GDP) since that time. The passage of the National Highway System legislation in November 1994 will increase total funds available for transportation infrastructure construction projects. Additionally, Californians will vote on a $2 billion bridge seismic retrofit bond in March 1996, that will free up highway transportation funds currently allocated to bridge retrofitting work for regular highway construction.

         [GRAPH AT THIRTY YEARS OF FEDERAL INVESTMENT IN
              INFRASTRUCTURE, 1965-1995 APPEARS HERE]


As the demand for increased infrastructure and restraints on government spending begin to conflict, we expect to see a convergence of traditional public works and privatization efforts to meet the financing challenge. Variations of design/build/finance/operate ventures that rely on the resources of large construction companies will have a greater presence in the infrastructure market. As a company, we are ready to devote our substantial resources to these kinds of opportunities.


Remediation work at Kennecott Utah Copper's Bingham Canyon Mine in Utah helps ensure the natural beauty of a mountainside overlooking Salt Lake City.

[APPEARS BOTTOM FLUSH LEFT WITH PICTURE]


The Company is well-positioned for the future growth of the heavy construction industry. We have established a solid balance sheet, excellent liquidity, diverse operations and resources to deal with challenges and opportunities. The Company plans to continue concentrating on the fundamentals of the construction business in infrastructure, contract mining, environmental remediation, commercial construction and construction materials. Where growth opportunities occur, the Company plans to have the flexibility and the resources to respond, thereby creating value for our shareholders.

- --------------------------------------------------------------------------------
Selected Consolidated Financial Data
- --------------------------------------------------------------------------------


(In thousands, except per share data)                         1995            1994            1993*           1992*           1991*
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS SUMMARY
    Revenues                                              $228,537        $258,739        $210,184        $133,555        $144,905
    Gross profit                                            24,113          19,849          20,121          28,704          34,875
    General and administrative expenses                     15,767          17,705          10,209           7,933           7,898
    Operating income                                         8,346           2,144           9,912          20,771          26,977
    Net earnings                                          $  8,165        $    657        $  6,937        $ 13,271        $ 19,502


    Results as a percentage of revenues:
    Gross profit                                              10.6%            7.7%            9.6%           21.5%           24.1%
    General and administrative expenses                        6.9%            6.8%            4.9%            5.9%            5.5%
    Operating income                                           3.7%            0.8%            4.7%           15.6%           18.6%
    Net earnings                                               3.6%            0.3%            3.3%            9.9%           13.5%

    Earnings per share                                    $   0.28        $   0.02        $   0.39        $   1.28        $   1.88
    Shares used to calculate earnings per share             29,478          29,435          17,815          10,400          10,400
- ------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION SUMMARY
    Total assets                                          $185,301        $182,618        $185,761        $ 76,011        $ 75,467
    Cash, cash equivalents, and short-term investments      30,035          46,120          49,222          35,732          27,979
    Working capital                                         51,468          64,179          65,802          31,357          21,490
    Long-term debt                                           5,042           5,490               -               -               -
    Shareholders' equity                                   128,951         119,956         120,390          53,425          50,430

    Shareholders' equity per common share                     4.37            4.08            4.09            5.14            4.85
    Dividends declared per share                          $   0.00        $   0.05        $   0.05        $   0.99        $   0.87
- ------------------------------------------------------------------------------------------------------------------------------------


* On July 12, 1993, WCG Holdings, Inc. and Kasler Corporation were merged into Kasler Holding Company. The transaction was accounted for under the purchase method of accounting, with WCG Holdings, Inc. treated as the acquiring entity. The Operations Summary and Financial Position Summary include the results and financial position of WCG Holdings, Inc. prior to the merger date, and of Kasler Holding Company after the merger date. See the Notes to the Consolidated Financial Statements for additional information on the business combination.

- --------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
- --------------------------------------------------------------------------------

GENERAL
The Company operates west of the Mississippi River in infrastructure, contract mining, environmental remediation, commercial construction and construction materials.

The Company's contracts are primarily lump sum or unit price per cubic yard of earth moved, or concrete poured, or linear feet of pipe laid. In its bid, the Company usually must estimate the amount of costs to be incurred for the quantity of work or work units related to the contract specifications. Generally, the Company commits to perform the specified work at the fixed price or unit price contained in its bid. With certain exceptions, unforeseen increases in the Company's cost over the price bid are borne by the Company. However, if there is an adverse change in condition due to unexpected developments or specifications in the work, the Company will seek to negotiate a change order with the contracting party and additional revenues may be recovered.

The Company's revenue is derived from the backlog of existing contracts, and can be influenced by change orders or extensions to existing contracts, new contracts awarded either as a result of competitive bidding or direct negotiations with clients, or termination of existing contracts for the client's convenience. Between periods, the Company's profit from operations can fluctuate significantly. The primary factors affecting the company's profitability include:

General Operating Environment
 . Mix of contract types comprising the backlog
 . Future bidding opportunities and competition
 . General economic conditions
 . Emergency contract work (primarily from natural disasters)
 . Availability of labor, supplies and materials

Management Estimates
 . Deferrals of contract profit/recognition of previous deferrals
 . Changes in estimates of contract profits or losses
 . Recoveries of contract losses from claim settlements

Contract Risks
 . Client's financial condition
 . Site conditions
 . Subcontractor performance
 . Safety considerations
 . Weather
 . Client changes to scope, specifications or timing of work
 . Contract penalties or performance bonuses

When bidding or negotiating contracts, the Company considers the current operating environment and contract risks in determining the anticipated profit margin. As contracts proceed, the Company monitors the operating environment, contract risk factors, and its performance to ensure timely recognition of earnings.

Weather is not only a risk to the outcome of a contract, it also creates a noticeably seasonal quality to the timing of the Company's earnings, primarily as a result of winter snows in the Mountain States and winter and spring rains in California and other Southwestern states. On average for the last three years, the Company earned 35% of its revenue in the first half of the year (December 1 through May 31) and 65% in the second half (June 1 through November
30). The extent of the seasonal impact can vary. For example, over the last three years, revenues for the first half of the year have ranged from 21% to 44% of the total year's revenues. Although workload can affect year-to-year comparisons, the principle reason for the variation in revenues for the first half of those years was the impact of weather.

The manner in which the Company procures and utilizes equipment for its projects has a major impact on its profitability. The Company primarily uses its own equipment for jobs, but will lease equipment under short-term leases if deemed less costly. The Company buys, sells and maintains a large and versatile fleet of new and used heavy equipment. The Company believes the ownership of its large fleet of heavy equipment enables it to compete more effectively by ensuring the availability of equipment at a favorable cost. Such equipment ownership can affect the operating margins between periods. The primary factor is the utilization of equipment. When equipment is under-utilized, the expense per hour of use for fixed costs, such as depreciation, increases. There can also be variation in gains or losses from equipment sales, the cost of depreciation, and maintenance and repair expenses. Factors affecting these costs include working conditions, the age of the fleet, the amount of equipment purchases and sales, and the timing of equipment maintenance cycles. For the last three years, gains from equipment sales and depreciation have remained relatively steady while annual maintenance and repair expenses (included in the cost of contract revenue) for 1995, 1994 and 1993 were $25.6 million, $20.3 million, and $23.3 million, respectively.

The Company complies with various regulations of federal, state and local governments, including labor relations laws, safety regulations, affirmative action and environmental protection. In addition, production of aggregates by the Company can involve obtaining permits from governmental agencies which can vary in difficulty. The principle impact of these regulations is to increase administrative costs for the Company. As all of the Company's competitors are subject to these

- -------------------------------------
Management's Discussion and Analysis
- -------------------------------------


same regulatory requirements, the regulations to date have not had a material adverse effect on the Company's operations. However, a determination that the Company is responsible for regulatory non-compliance, or amendments to current laws and regulations governing operations or more stringent implementation thereof, could have a material adverse impact on the Company.

The Company's work force contains a significant number of skilled engineers, geologists, and laborers in construction crafts. At November 30, 1995, the Company had 110 employees in corporate management and clerical services, 129 salaried project management employees and 761 hourly employees. The Company hires hourly labor on a project basis subject to the volume of work in progress. Employees at certain of the Company's subsidiaries are union free. However, the majority of the Company's employees are covered by collective bargaining agreements which are negotiated for each project or for entire geographical areas where the Company conducts its business. The Company believes the current relationship with its employees is excellent. However, a future deterioration in relations with organized labor could adversely impact the Company's operations.

RESULTS OF OPERATIONS

           1995 COMPARED WITH 1994

REVENUES AND BACKLOG
Revenues decreased $30.2 million in 1995 from $258.7 million to $228.5 million. Of the reduction, $26.0 million reflects an emergency earthquake contract that occurred in 1994. Revenues also decreased due to weather delays caused by heavy rain and snow storms in California and in Mountain regions. Revenues from mining contracts increased by $9.5 million in 1995, while environmental and other contract revenues dropped $14.8 million.

Revenues are expected to increase in 1996 as the Company's backlog (anticipated revenues from the incomplete portions of existing contracts, including the Company's pro rata joint venture interest) grew 81% from $158.2 million to $286.3 million during 1995. Additionally, in January 1996 the Company (through a joint venture) was awarded a $135 million share of the $384 million contract to construct the West Dam on the Eastside Reservoir. The contract is expected to begin contributing to earnings in 1996. The Company expects that approximately $77 million of its backlog will remain at November 30, 1996, which would be increased by contracts awarded during the year (such as the Eastside Reservoir contract) still in process at year end.

The Company cannot predict its success in obtaining new contract awards, and its success or failure to obtain new contracts could significantly affect timing and amount of revenues. Generally, the heavy construction business is intensely competitive and fragmented. The Company competes for projects against a number of large, well capitalized, regional and national contractors. In addition, numerous small owner/operator contractors are active in smaller projects. For larger infrastructure, mining and environmental jobs, there is generally no significant difference in competitive pressure as the Company routinely bids against the same field of regional and national firms.

After obtaining contracts, there is no assurance that expected revenues will be earned. Most of the Company's contracts provide for termination of the contract at the convenience of the owner. However, upon termination, the Company generally is entitled to cost reimbursement and a negotiated or specified profit. There can also be no assurance that scope adjustments or delays will not occur.

A significant percentage of the Company's revenues have been derived from contracts with public agencies, particularly the California Department of Transportation. For 1995, 1994, and 1993, public agency contracts comprised 58%, 67%, and 65% of total revenue, respectively. Of the Company's contract backlog at November 30, 1995, 76% is with public agencies, with 64% contracted with the California Department of Transportation. Consequently, the Company is subject to the risks associated with budgetary restrictions and uncertainties in the public sector. While management believes there is sufficient need and demand for continued infrastructure investment, a significant decline in demand or funding for the Company's services by the public sector could have a material adverse effect on the Company's earnings.

While the Company continues to pursue the numerous opportunities provided by the public sector, to mitigate the risks associated with reliance on public contracts, the Company plans to pursue private work and increase its market presence across geographical areas.

In 1995, the Company commenced operations at its aggregate mining operation in Las Vegas. This operation has yet to be profitable due to start-up problems, which the Company is working to resolve. Overall, the Company's operations in construction materials and commercial construction together comprised 12% of 1995's revenue and constitute 6% of the Company's November 30, 1995 contract backlog. Future growth in these specialties is primarily dependent on the economic growth in the Company's market areas.

The Company's other opportunities in private contracting are driven by the general health of the economy, the influence of regulatory authorities, and global demand for metals and minerals. Contract mining increased as a source of revenue for the Company in 1995,

- ----------------------------------------
  Management's Discussion and Analysis
- ----------------------------------------


comprising 16% of revenue. Mining contracts also comprise 15% of the Company's November 30, 1995 contract backlog. In 1995, the Company saw its environmental remediation contracting revenue decrease, constituting 5% of total revenue. Environmental remediation contracts comprise 1% of the Company's November 30, 1995 contract backlog. Management attributes the reduction to increased competition and continued delays by potential clients in proceeding to actual clean-up work from planning, design, and permitting. The Company's future opportunities for environmental remediation contracting are expected to be affected by the breadth of regulatory qualifications for competitive bidding, changes in environmental legislation, and the extent and timing of regulatory enforcement.

Gross Profit
Gross profit increased $4.3 million from $19.8 million in 1994 to $24.1 million in 1995. As a percentage of revenue, the gross profit margin improved to 10.6% compared to margin of 7.7% in 1994. The improved margin allowed gross profit to increase despite a reduction in revenues of $30.2 million.

Most of the increased gross profit resulted from an improved operating margin at ongoing projects and comparable equipment gains between periods. Contributing to the improved operating margin in 1995 was a decrease in contract loss provisions resulting from cost overruns. Gross profit was also positively affected by the recognition of profits from work completed in prior periods as a result of changes in estimates and settlements of claims.

General And Administrative Expenses
General and administrative expenses decreased by $1.9 million from $17.7 million in 1994 to $15.8 million in 1995. $1.4 million of the decrease resulted from charges incurred in 1994 relating to management changes. The remaining $.5 million reflects the net effect of $.3 million in higher profit sharing expense offset by cost containment. As a percentage of revenue, general and administrative expenses were 6.9% in 1995 compared with 6.8% in 1994.

For 1996, general and administrative expenses are expected to constitute a smaller percentage of revenue due to the anticipated increases in contract revenue. Profit sharing expense will increase or decrease based on changes in net earnings before taxes.

Other Income And Expenses
Investment income improved by $1.1 million in 1995 totaling $4.1 million compared to 1994's $3.0 million. Investment income increased primarily due to larger outstanding note receivable balances, more interest-bearing securities held by clients in lieu of retainage, higher interest rates on the Company's cash and cash equivalents, all partially offset by reduced balances in cash and cash equivalents.

Interest expense increased in 1995 by $.1 million reflecting the effect of amortizing costs and fees on the Company's line of credit and ceasing capitalization of construction interest on the Company's sand and gravel operation. Interest expense is expected to increase in 1996 as the Company incurs a full year of recognizing costs and fees on the credit line plus expensing interest on the Company's long-term debt.

Other expenses decreased by $4.1 million reflecting the $3.9 million provision in 1994 for losses on the Company's investment in a real estate development partnership. During 1995, the Company acquired its partner's interest in the partnership and did not incur additional losses on the real estate development.

Provision For Income Taxes
The provision for income taxes increased $3.6 million in 1995 primarily as a result of increased earnings. The effective tax rate dropped modestly from 35% in 1994 to 33% in 1995 due to changes in the Company's deferred income tax assets and liabilities. The Company's 1996 tax provision will be affected by the mix of work among different states, changes in deferred tax assets and liabilities, and changes in tax laws and regulations, if any. The Company anticipates its 1996 provision will approximate 35% of income before taxes.

                            1994 COMPARED WITH 1993

Revenues
During 1994, revenues increased $48.5 million to $258.7 million compared with revenues of $210.2 million in 1993. The 23% increase in revenues resulted primarily from the timing of the business combination that occurred in July 1993. The Company's 1994 revenues of $258.7 million reflect a $19.8 million decline in revenues from the $278.5 million of revenues achieved in 1993 on a pro forma basis. Projects which were completed or subject to scheduled declines in activity during late 1993 into early 1994 were not replaced with new major long-term projects. As an example, one of the Company's long-term customers significantly changed the scope of work performed by the Company resulting in a $9.2 million reduction in revenues achieved in 1994 compared to 1993.

Gross Profit
Gross profit achieved by the Company, as a percentage of revenue, decreased to 7.7% in 1994 as compared with 9.6% in 1993. The decline in profits resulted primarily from approximately $2.7 million in project cost adjustments recorded in the fourth quarter of 1994 due to unanticipated cost overruns, resulting from delays and changes in the scope of work and approximately $1.8 million in additional project

- ------------------------------------
Management's Discussion and Analysis
- ------------------------------------




cost adjustments related to the Company's Denver International Airport project recorded during the second quarter of 1994.

General and Administrative Expenses
General and administrative expenses for 1994 increased $7.5 million as compared with 1993 due to the business combination and an additional $1.4 million in costs resulting from management changes that occurred during the fourth quarter. General and administrative expenses, as a percentage of revenue, increased from 4.9% in 1993 to 6.8% in 1994 (6.3% without costs related to management changes).

Other Income and Expenses
In 1994, investment income increased to $3.0 million from $1.4 million in 1993 due to an increase in funds available for investment as a result of the business combination.

Interest expense in 1994 decreased marginally compared to 1993 resulting from decreased borrowings on revolving credit facilities.

Other expenses increased $4.1 million during 1994 primarily due to establishing a $3.9 million reserve against an equity investment in a real estate development partnership.

The provision for income taxes was $.4 million in 1994 compared with $4.3 million in 1993. The differences are primarily due to the level of pre-tax earnings for the periods. The Company's effective tax rate varies slightly from year to year based on the mix of work among states with differing income tax rates and differences in the timing of changes in the Company's deferred income tax assets and liabilities.

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents
During 1995, the Company's cash and cash equivalents decreased $16.1 million from $46.1 million to $30.0 million. Operating activities provided $11.1 million in cash flow, while $19.7 million was used in investing activities and $7.6 million was consumed by financing activities. The investing activities consisted primarily of $9.0 million to develop the Company's sand and gravel operation in Las Vegas and $13.3 million for the purchase of new construction equipment. Proceeds from the sale of equipment contributed $2.6 million to the Company's cash flow. Financing activities included $.4 million in principal payments on the Company's long-term debt and $7.2 million used to repay a real estate loan secured by the Company's real estate held for sale or lease.

In 1994, the Company had a negative flow in cash and short-term investments of $3.1 million consisting of $5.7 million provided by operating activities, $13.2 million used in investing activities, and a positive cash flow from financing activities of $4.4 million. Operating cash flow included $6.9 million lent to a customer under the terms of a note receivable. The investing activities consisted of $8.7 million used to acquire the Company's sand and gravel reserves in Las Vegas and $6.1 million used to acquire construction equipment. Proceeds from the sale of equipment contributed $2.4 million to the Company's cash flow. Financing activities included $6.0 million in proceeds from the Company's long-term borrowing, $.1 million in principal repayment on the debt, and $1.5 million in dividends paid to shareholders.

1993 had a positive cash flow of $13.5 million, which consisted of a positive operating flow of $9.9 million, cash flow provided by investing activities of $4.9 million and cash used in financing activities $1.3 million. Operating cash flow included lending a customer of $5.1 million. Investing activities consisted of $9.8 million in construction equipment purchases, proceeds from the sale of equipment of $3.1 million, and $11.6 million in cash acquired as a result of the business combination. Financing activities included $1.0 million in dividends paid and $.4 million paid to acquire dissenter shares related to the business combination.

During 1994, the Company suspended declaring shareholder dividends. If deemed prudent, the Company may reinstate a policy of regularly declaring dividends, which would affect the amount of working capital available to the Company's operations.

For 1996, the Company has budgeted $17.5 million for additions and improvements to property, plan and equipment.

In the future, the Company may undertake opportunities to complement its existing operating through acquisitions or joint ventures. As acquisitions or joint venture opportunities arise, the capital resources of the Company may be utilized. The timing and nature of these opportunities cannot be predicted; therefore, the financing of future acquisitions, joint ventures or equipment expenditures may take a variety of forms. In addition, on limited occasions, certain financing arrangements have been extended by the Company to its customers to accommodate their financial needs. The Company may elect to enter into similar arrangements in the future.

The Company historically has satisfied its working capital needs out of cash provided from operations. Billings in excess of costs and earnings have been a source of liquidity for the Company, although the amount provided has declined over the last three years.

In the future, management believes that cash flow from operations and equipment sales, supplemented by credit under its new $60 million credit facility, will be adequate to meet the Company's liquidity requirements.

 -------------------------------------
  Consolidated Statements of Earnings
 -------------------------------------



(In thousands, except per share data)           Year Ended November 30,         1995           1994          1993
- -------------------------------------------------------------------------------------------------------------------

REVENUES FROM CONSTRUCTION CONTRACTS                                           $228,537      $258,739      $210,184
  Costs of construction contracts                                               205,660       240,125       191,138
  Gain on sale of equipment                                                       1,236         1,235         1,075
- -------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                     24,113        18,849        20,121
  General and administrative expenses                                            15,767        17,705        10,209
- -------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                  8,346         2,144         9,912
  Investment income                                                               4,061         3,039         1,400
  Interest expense                                                                 (189)          (86)         (120)
  Other, net                                                                        (31)       (4,087)           13
- -------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                     12,187         1,010        11,205
  Provisions for income taxes                                                     4,022           353         4,268
- -------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                   $  8,165      $    657      $  6,937
- -------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                                             $   0.28      $   0.02      $   0.39
- -------------------------------------------------------------------------------------------------------------------
Shares used to calculate earnings per share                                      29,478        29,435        17,815
- -------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements

- -------------------------------
  Consolidated Balance Sheets
- -------------------------------

(In thousands, except per share data)                                                November 30,           1995               1994
===================================================================================================================================
A S S E T S
Current assets
    Cash and cash equivalents                                                                           $ 30,035           $ 46,120
    Accounts receivable, including retentions of $14,513 in 1995 and $12,457 in 1994                      41,327             42,147
    Due from affiliates                                                                                      355                208
    Costs and estimated earnings in excess of billings                                                     5,033              3,851
    Notes receivable                                                                                      11,511             12,474
    Investment in joint ventures                                                                           1,846              1,051
    Deferred income tax assets                                                                               514              2,647
    Prepaid and other assets                                                                               3,035              2,686
- -----------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                              93,656            111,184
- -----------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment
    Land                                                                                                  28,374             22,903
    Buildings                                                                                              1,941              2,320
    Equipment                                                                                            100,184             87,034
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         130,499            112,257
    Less accumulated depreciation and amortization                                                       (63,783)           (57,903)
- -----------------------------------------------------------------------------------------------------------------------------------
        Net property, plant and equipment                                                                 66,716             54,354
- -----------------------------------------------------------------------------------------------------------------------------------

Other                                                                                                        886                884

Land held for sale or lease                                                                                8,266                 --

Cost in excess of net assets acquired,
    net of accumulated amortization of $1,013 in 1995 and $593 in 1994                                    15,777             16,196
- -----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $185,301           $182,618
===================================================================================================================================

L I A B I L I T I E S  A N D  S H A R E H O L D E R S '  E Q U I T Y
Current liabilities
    Trade accounts payable                                                                              $  9,747           $  9,757
    Subcontracts payable, including retentions of $9,778 in 1995 and $10,202 in 1994                      16,658             15,788
    Income taxes payable                                                                                     501                296
    Due to affiliates                                                                                      1,327              1,130
    Accrued payroll and other liabilities                                                                  8,718             10,690
    Current maturities of long-term debt                                                                     448                412
    Billings in excess of costs and estimated earnings                                                     4,789              8,932
- -----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                         42,188             47,005
- -----------------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                                      9,120             10,167

Long-term debt                                                                                             5,042              5,490

Shareholders' equity
    Preferred stock - par value $0.01; authorized 1,000 shares;
        issued and outstanding, none in 1995 and 1994                                                         --                 --
    Common stock - par value $.01; authorized 39,000 shares;
        issued and outstanding, 29,484 in 1995 and 29,423 in 1994                                            295                294
    Additional paid in capital                                                                            62,134             61,649
    Restricted stock - deferred compensation                                                                (85)              (429)
    Retained earnings                                                                                     66,607             58,442
- -----------------------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                                       128,951            119,956
- -----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                              $185,301           $182,618
===================================================================================================================================

See accompanying notes to consolidated financial statements.

- -----------------------------------------------
Consolidated Statements of Shareholders' Equity
- -----------------------------------------------

                                                                                              Restricted
                                                                               Additional       Stock-
                                                                    Common      Paid in        Deferred        Retained
(In thousands, except per share data)                                Stock      Capital      Compensation      Earnings      Total
- ------------------------------------------------------------------------------------------------------------------------------------
November 30, 1992                                                      $ 10     $   117               --        $53,298    $ 53,425
    Net earnings                                                         --          --               --          6,937       6,937
    Dividends ($.05 per share)                                           --          --               --           (974)       (974)
    Effect of business combination                                      285      62,044           (1,143)            --      61,186
    Dissenter shares acquired                                            (1)       (355)              --             --        (356)
    Restricted stock activity, net                                       --         (25)             197             --         172
- ------------------------------------------------------------------------------------------------------------------------------------
November 30, 1993                                                       294      61,781             (946)        59,261     120,390
    Net earnings                                                         --          --               --            657         657
    Dividends ($.05 per share)                                           --          --               --         (1,476)     (1,476)
    Restricted stock activity, net                                       --        (132)             517             --         385
- ------------------------------------------------------------------------------------------------------------------------------------
November 30, 1994                                                       294      61,649             (429)        58,442     119,956
    Net earnings                                                         --          --               --          8,185       8,165
    Stock issued                                                          1         638               --             --         639
    Restricted stock activity, net                                       --        (153)             344             --         191
- ------------------------------------------------------------------------------------------------------------------------------------
November 30, 1995                                                      $295     $62,134             ($85)       $66,607    $128,951
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

================================================================================

- -----------------------------------------
  Consolidated Statements of Cash Flows
- -----------------------------------------



(In thousands)                                                 Year Ended November 30,         1995            1994            1993
===================================================================================================================================
Operating activities
    Net earnings                                                                            $ 8,165         $   657         $ 6,937
    Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                             8,897           9,213          10,129
    Compensation expense on stock awards                                                        204             340             172
    Loss on real estate development partnership                                                  --           3,882              --
    Gain on sale of equipment                                                                (1,236)         (1,235)         (1,075)
    Changes in:
        Accounts and notes receivable                                                         1,783            (431)        (10,053)
        Due from affiliates                                                                    (147)            244            (152)
        Costs and estimated earnings in excess of billings                                   (1,182)          1,484          (3,497)
        Investment in joint ventures                                                         (1,876)          1,941            (787)
        Prepaid and other assets                                                               (349)            178           1,421
        Trade accounts and subcontracts payable                                                 860          (8,493)          9,992
        Income taxes payable and deferred taxes                                               1,291          (1,138)         (1,149)
        Due to affiliates                                                                       197          (1,482)           (195)
        Accrued payroll and other liabilities:                                               (1,316)          1,828              61
        Billings in excess of costs and estimated earnings                                   (4,143)         (1,276)         (1,880)
- -----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                            11,148           5,712           9,924
- -----------------------------------------------------------------------------------------------------------------------------------

Investing activities
    Additions to property, plant and equipment                                              (22,255)        (14,783)         (9,808)
    Proceeds from sale of equipment                                                           2,625           2,446           3,067
    Other                                                                                        (2)           (884)             --
    Acquisition of real estate joint venture interest                                           (35)             --              --
    Cash acquired in business combination, net of costs                                          --              --          11,638
- -----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by investing activities                                    (19,667)        (13,221)          4,897
- -----------------------------------------------------------------------------------------------------------------------------------

Financing activities
    Advances on revolving credit agreement                                                       --          15,200          29,300
    Repayments on revolving credit agreement                                                     --         (15,200)        (29,300)
    Long-term borrowing                                                                          --           6,000              --
    Repayment of long-term borrowing                                                           (412)            (98)             --
    Repayment of real estate loan                                                            (7,150)             --              --
    Dissenter shares acquired                                                                    --              --            (356)
    Dividends paid                                                                               --          (1,476)           (974)
    Restricted stock activity, net                                                               (4)            (19)             (1)
- -----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities                                     (7,566)          4,407          (1,331)
- -----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash, cash equivalents and short-term investments                    (16,085)         (3,102)         13,490

Cash, cash equivalents and short-term investments at beginning of period                     46,120          49,222          35,732
- -----------------------------------------------------------------------------------------------------------------------------------

Cash, cash equivalents and short-term investments at end of period                          $30,035         $46,120         $49,222
===================================================================================================================================

See accompanying notes to consolidated financial statements.


================================================================================

- ------------------------------------------
Notes to Consolidated Financial Statements
- ------------------------------------------



(In thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
On April 28, 1993, Kasler Holding Company (KHC) was formed, as a Delaware corporation, to become the parent company of WCG Holdings, Inc. (WCG) and Kasler Corporation (Kasler). The combination of these companies occurred on July 12, 1993 and has been accounted for using the purchase method of accounting, with WCG as the acquiring entity. The accompanying consolidated financial statements include the accounts of KHC and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for prior periods have been reclassified to conform to the November 30, 1995 presentation. The Company's results for 1993 include operating results of Kasler from July 12, 1993 to November 30, 1993. In accordance with normal industry practice, the Company includes asset and liability accounts relating to construction contracts in current assets and liabilities even when such amounts are realizable or payable over a period in excess of one year.

Construction Contracts
Revenue on fixed price contracts is recognized using the percentage-of-completion method generally based upon the ratio of costs incurred to estimated total contract costs. For all other contracts, revenue is recognized based on units of production or time and material costs incurred. Profit recognition on certain contracts is deferred until progress reaches a level of completion sufficient to reasonably estimate the probable outcome. Provision for the entire amount of estimated losses on uncompleted contracts is made in the period in which the facts indicating such losses are determined. Revenue from claims for additional compensation are generally not recorded until settled. All costs related to work for which a claim has been made are expensed as incurred. Revisions in cost and profit estimates are reflected in the accounting period in which the facts that require the revision become known.

Cash Equivalents
Cash equivalents are highly liquid securities having maturities of three months or less from date of purchase. Securities held in lieu of retention are recorded as accounts receivable, and securities held as compensating balances by lenders are treated as other long-term assets.

Investment in Joint Ventures
The Company participates in construction joint ventures with other contractors in which the Company has interests ranging from 25% to 50%. In each joint venture the majority participant manages the project. For construction joint ventures, the Company's net investment is recorded as investment in joint ventures, and its share of contract revenues and costs are recorded in the consolidated statements of earnings. Since these joint ventures are involved in construction activities, the investment has been classified as a current asset.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and are accounted for as long-lived assets. Land includes improvements, leasing rights, water rights and aggregate reserves. Buildings include improvement costs. Depreciation is provided using accelerated methods for construction equipment and the straight-line method for other types of property. Depreciation is recorded over the estimated service lives of property and equipment after an allowance for estimated salvage value. Construction buildings are depreciated over the life of the contract for which they are constructed. Lease rights are amortized over the term of the respective leases.

Maintenance and repairs are expensed as incurred, as are minor replacements. Major improvements or refurbishments that increase the useful life of the various units of equipment are capitalized. On the consolidated statements of earnings, the company includes in cost of contract revenue equipment depreciation, maintenance and repairs. Gains on equipment sales are included in gross profit.

- ----------------------------------------------
  Notes to Consolidated Financial Statements
- ----------------------------------------------


Land Held For Sale or Lease
The Company holds developed land which is available for sale or lease. Land for lease is regarded as a long-lived asset to be held and used. Land which the Company has available for sale is recorded at the lower of cost or fair value, less disposal costs.

Cost in Excess of Net Assets Acquired
Cost in excess of net assets of businesses acquired is amortized using the straight-line method over a 40-year period.

Long-Lived Assets
Long-lived assets to be held and used are recorded at cost. Periodically, management reviews long-lived assets and the related identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If, upon evaluation, the expected future net cash flows from an asset and its disposition are not sufficient to recover its carrying amount, the carrying amount is adjusted to the asset's fair market value.

Whenever the Company commits to dispose of long-lived assets through sale or abandonment, the assets are thereafter recorded at the lower of cost or fair market value, less the cost of disposal.

Earnings Per Share
Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include the dilution from the potential exercise of stock options when the effect is dilutive.

ACCOUNTS RECEIVABLE
The balances billed but not paid by customers pursuant to retainage provisions in construction contracts generally become due upon completion of the contracts and acceptance by the owners. Retainage amounts at November 30, 1995 are expected to be collected as follows: $12,039 in 1996; $1,356 in 1997; $1,118 in 1998. All other accounts receivable are due in 1996.

INVESTMENT IN JOINT VENTURES
The Company participates in several construction joint ventures. Summary financial information for construction joint ventures follows:

 Financial Position                                           1995       1994
=============================================================================
    Cash and marketable securities                         $   615    $ 1,598
    Receivables and other assets                            12,726      1,964
    Accounts payable and accrued liabilities                (9,905)    (3,000)
- -----------------------------------------------------------------------------
       Net assets                                          $ 3,436    $   562
- -----------------------------------------------------------------------------
 Operations                                                   1995       1994       1993
========================================================================================
Joint venture's earnings
    Revenues                                               $12,729    $21,621    $30,528
    Costs and expenses                                     (11,580)   (20,193)   (27,455)
- ----------------------------------------------------------------------------------------
       Net earnings                                        $ 1,149    $ 1,428    $ 3,073
- ----------------------------------------------------------------------------------------
Company's joint venture earnings
    Revenue                                                 $5,327     $9,058     $9,244
    Costs and expenses                                      (4,886)    (8,266)    (7,780)
- ----------------------------------------------------------------------------------------
       Net earnings from construction joint ventures          $441       $792     $1,464
========================================================================================

The Company participated in a real estate development partnership. In 1995, the Company acquired its joint venture partner's interest in the real estate project, and the venture was dissolved. The Company recorded the assets and liabilities of the partnership at their estimated fair value at

================================================================================
- ------------------------------------------
Notes to Consolidated Financial Statements
- ------------------------------------------



the date of acquisition. The acquired real estate consists of twenty-five acres of land zoned as heavy industrial and is reflected as land held for sale or lease on the Company's consolidated balance sheets. The partnership's note payable of $7,150, assumed in the acquisition, was repaid by the company in 1995. Summary financial information for the real estate development partnership follows:

Financial Position                                 1995         1994
====================================================================
  Cash and marketable securities                $    --      $    18
  Receivables and other assets                       --          708
  Property held for sale or development              --        8,572
  Note payable and other liabilities            $    --       (9,054)
- --------------------------------------------------------------------
  Net assets                                         --      $   244
====================================================================
Operations                                         1995        1994        1993
===============================================================================
Partnership's losses
  Revenue                                       $    --        $560     $    --
  Costs and expenses                                 --      (2,886)         --
- -------------------------------------------------------------------------------
    Net loss                                    $    --     ($2,326)    $    --
- -------------------------------------------------------------------------------
Company's share of losses                       $    --     ($3,882)    $    --
===============================================================================

INCOME TAXES
Summary information of the provision (benefit) for income taxes follows:

Year Ended November 30,                            1995        1994        1993
===============================================================================
  Current:
    Federal                                     $ 2,217     $ 1,418     $ 3,968
    State                                           723         369         620
- -------------------------------------------------------------------------------
                                                  2,940       1,787       4,588
  Deferred:
    Federal                                         844      (1,096)       (290)
    State                                           238        (338)        (30)
- -------------------------------------------------------------------------------
                                                  1,082      (1,434)       (320)
- -------------------------------------------------------------------------------
Provision for Income taxes                      $ 4,022     $   353     $ 4,268
===============================================================================

Summary information of the sources and tax affects of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities at November 30, 1995 and 1994 follows:

November 30,                                       1995        1994
===================================================================
  Deferred tax assets:
    Vacation accrual                            $   206     $   160
    Liability insurance                             131         745
    Reserves                                      2,281       2,335
- -------------------------------------------------------------------
        Deferred tax assets                     $ 2,618     $ 3,240
===================================================================

  Deferred tax liabilities:
    Property and equipment, principally
        due to difference in depreciation       $ 6,494     $ 5,050
    Purchase accounting adjustments               2,861       2,861
    Joint ventures                                  635         593
    Other                                         1,234       2,256
- -------------------------------------------------------------------
        Deferred tax liabilities                $11,224     $10,760
===================================================================

================================================================================

================================================================================
- -------------------------------------------
Notes to Consolidated Financial Statements
- -------------------------------------------


Reconciliation of the theoretical tax expense and the Company's actual provision for income taxes, assuming all income is taxed at the statutory federal tax rate of 35% in 1995 and 34% in 1994 and 1993, follows:

   Year Ended November 30,                                                   1995           1994           1993
   ============================================================================================================
   Theoretical tax expense                                               $  4,266       $    344       $  3,810
   Increase (decrease) in taxes resulting from:
   State income tax, net of federal tax benefits                              624             20            389
   Change in estimate of allowable deductions                              (1,024)           323            813
   Nontaxable income                                                            -              -           (956)
   Other                                                                      156           (334)           212
   ------------------------------------------------------------------------------------------------------------
   Tax expense                                                           $  4,022       $    353       $  4,268
   ============================================================================================================

The Company paid $3,861, $753 and $5,608 in income taxes during 1995, 1994 and 1993, respectively.


LONG-TERM DEBT AND CREDIT ARRANGEMENTS

   November 30,                                                              1995           1994
   =============================================================================================
   Note payable to bank                                                  $  5,490       $  5,902
   Less current maturities                                                   (448)          (412)
   ---------------------------------------------------------------------------------------------
        Long-term debt                                                   $  5,042       $  5,490
   =============================================================================================

The note payable to bank is secured by the deed of trust and assignment of water rights related to the Company's acquisition of sand and gravel reserves in Nevada during 1994. The 8.2% note is payable in monthly installments of principal and interest through August 2004. The Company is required to maintain a security balance equal to one year's debt service. At November 30, 1995 and 1994, the required balance was invested in a money market investment fund and shown as other long-term assets on the consolidated balance sheets.

The aggregate maturities of long-term debt for each of the five years and thereafter following November 30, 1995 are as follows: 1996, $448; 1997, $486; 1998, $527; 1999, $571; 2000, $621; thereafter, $2,837.

Summary of interest and financing costs follows:

   Year Ended November 30,                                                   1995           1994           1993
   ============================================================================================================
   Interest and financing costs incurred                                 $    969       $     86       $    120
   Amount capitalized to property, plant and equipment                       (278)             -              -
   Amount included in prepaid and other assets                               (502)             -              -
   ------------------------------------------------------------------------------------------------------------
   Interest expense                                                      $    189       $     86       $    120
   ------------------------------------------------------------------------------------------------------------
   Interest and financing cost paid in cash                              $    969       $    116       $     95
   ============================================================================================================

On September 8, 1995, the Company closed on a four year revolving credit facility replacing the Company's previous revolving credit arrangements. The credit facility allows borrowings at the London Interbank Offering Rate (LIBOR) + 1% or prime. Under the new agreement, the Company may borrow the lesser of $60,000 or the Company's "borrowing base", which is calculated based on the Company's cash and cash equivalents, accounts receivable, investments, inventory and equipment. At November 30, 1995, the Company's borrowing base exceeded the $60,000 loan limit. The credit is secured by the stock and all the assets of the participating subsidiaries. One of the Company's construction materials subsidiaries did not participate in the facility's credit, security, pledge and guarantee agreements. Restrictive covenants under the credit agreement require that certain financial ratios (such as minimum current ratio, equity, debt service coverage, and debt to capital ratio) be maintained and place restrictions on, among other things, obtaining additional debt financing, dividends, guaranties and investments. The Company is in compliance with such financial ratios. At November 30, 1995 there were no borrowings under the revolving credit agreement.
================================================================================

- ------------------------------------------
Notes to Consolidated Financial Statements
- ------------------------------------------

EMPLOYEE BENEFIT PLANS
The Company provides a 401(k) tax deferred savings program covering substantially all employees not covered by collective bargaining agreements. Under the program, employees may contribute up to 15% of their earnings through payroll deductions. The Company contributes on behalf of the employee 50% of the employee's contribution to a maximum of 2% of the employee's salary. Certain hourly employees receive Company contributions to the fund ranging from $.50 to $5.00 per hour that are not conditioned on employee savings deductions. Vesting in the program is immediate. Company contributions to the fund under this program amounted to $630 in 1995, $923 in 1994 and $1,086 in 1993.

The Company has profit participation plans that cover all salaried employees and certain hourly employees. Profit participation amounts are accrued based on formulas tied to profits. Profit participation and related payroll costs amounted to $1,068 in 1995, $735 in 1994 and $992 in 1993

Certain of the Company's employees are covered by Union sponsored multi-employer pension plans. The Company contributed $2,460, $2,851 and $1,507 in 1995, 1994 and 1993, respectively. These contributions are determined in accordance with the provisions of negotiated labor contract, which are generally based on the number of employee hours worked.

The Company has not undertaken, and does not presently intend, to withdraw or partially withdraw from any of the multi-employer pension plans in which it participates. If, in certain events, the Company ceases to contribute to any multi-employer plan, the Company may be required to reflect as a liability in its financial statements its proportionate share, if any, of such plan's unfunded vested benefits.

STOCK OPTIONS
The 1994 Stock Option and Incentive Plan for Officers, Directors and Key Employees of the Company, as amended (the "1994 Plan"), was approved at the 1994 Annual Meeting of Shareholders, under which a total of 3% of the outstanding shares of common stock as of December 1 of each year are reserved for issuance under the 1994 Plan. 876 shares of common stock were reserved for issuance at November 30, 1995.

The 1994 Plan authorizes the grant of both incentive and nonstatutory stock options and the award of restricted stock to key employees. The options and restricted stock are subject to such vesting requirements as the Compensation committee of the Board of Directors determines, but are generally conditioned on continued employment during the restrictive periods. A recipient of a restricted stock award has all the rights of a shareholder except that the shares are held by the Company until certain conditions have been met.

With the adoption of the 1994 Plan, the Kasler Holding Company 1993 Incentive Stock Plan was terminated. Restrictive shares and stock options issued under that plan remain outstanding.

Summary information for stock option activity follows:

     November 30,                                     1995        1994
     ------------------------------------------------------------------
     Options outstanding, beginning of year            642         134
         Granted                                       340         550
         Cancelled                                     (41)        (42)
     ------------------------------------------------------------------
     Options outstanding, end of year                  941         642
     ------------------------------------------------------------------
     Options exerciseable, end of year                 233          23
     Price range for options outstanding
         High                                       $10.00      $10.00
         Low                                          4.63        5.25
     -------------------------------------------------------------------

The Company canceled 16 and 21 restricted shares during 1995 and 1994, respectively. Deferred compensation expense, which is amortized over the restriction periods, was $204, $340 and $172 in 1995, 1994 and 1993, respectively.

- ------------------------------------------
Notes to Consolidated Financial Statements
- ------------------------------------------



RELATED PARTY TRANSACTIONS
The Company purchases goods and services from, and has contracted for certain administrative, financial, and data processing services with, companies controlled by the Company's majority shareholder on terms comparable to those available from outside sources. Summary of transactions with these related parties follows:

Year Ended November 30,                             1995       1994       1993
==============================================================================
Capital expenditures - equipment                 $ 1,545    $ 1,933    $ 1,731
Operating activity:
  Parts and rentals                                3,442      2,933      1,645
  Overhauls and repairs                            1,799      1,249      1,449
  Transportation                                     660      3,824      7,128
  General and administrative                       2,446      2,461      2,610
- ------------------------------------------------------------------------------
                                                   8,347     10,467     12,832
- ------------------------------------------------------------------------------
Total capital expenditures and operating
 activity                                        $ 9,892    $12,400    $14,563
==============================================================================

The Company performs construction services, rents equipment and sells used parts and equipment to affiliated companies on terms comparable to those available to outside parties. Summary of these transactions follows:


Year Ended November 30,                             1995       1994       1993
==============================================================================
Construction services                            $   848    $ 7,316    $ 2,132
Equipment rental                                     194        190        172
Gain on sale of equipment and used parts             586        537        293
==============================================================================

In 1995, the Company entered into a construction joint venture with an entity controlled by the Company's majority shareholder. $1,800 of contract revenue and $382 of gross profit earned in 1995 were from the affiliated joint venture. The Company's investment in the joint venture was $582 at November 30, 1995.

BUSINESS SEGMENTS AND MAJOR CUSTOMERS
The Company operates primarily in one business segment, the heavy construction industry and concentrates on infrastructure, contract mining, environmental remediation, construction materials, and commercial construction projects and has no foreign operations.

Revenues by major customer follow:

Year Ended November 30,                             1995       1994       1993
==============================================================================
California Department of Transportation         $109,033   $117,144   $ 39,908
U.S. Dept of Energy/Morrison Knudsen Corp.         2,226     13,646     29,432
City & County of Denver, Colorado                     --         --     23,289
Government Agencies (non-DOE)                     20,537     42,400     43,036
Other                                             96,741     85,549     74,519
- ------------------------------------------------------------------------------
                                                $228,537   $258,739   $210,184
==============================================================================

- ----------------------------------------------
  Notes to Consolidated Financial Statements
- ----------------------------------------------



Revenues by type of project follow:

  Year Ended November 30,                                          1995         1994         1993
  ===============================================================================================
  Infrastructure                                             $  152,110   $  177,022   $  119,334
  Contract mining                                                37,607       28,122       44,033
  Environmental remediation                                      12,157       23,243       36,006
  Construction materials and commercial construction             26,663       30,352       10,811
  -----------------------------------------------------------------------------------------------
                                                             $  228,537   $  258,739   $  210,184
  ===============================================================================================

Revenues by geographic area follow:

  Year Ended November 30,                                          1995         1994         1993
  ===============================================================================================
  California                                                 $  121,257   $  137,375   $   55,704
  Northwestern and Rocky Mountain States                         60,888       80,894      126,824
  Arizona and Nevada                                             46,392       40,470       27,656
  -----------------------------------------------------------------------------------------------
                                                             $  228,537   $  258,739   $  210,184
  ===============================================================================================


COMMITMENTS AND CONTINGENCIES
Future minimum lease payments under noncancelable operating leases (principally on construction equipment and light vehicles) totaled $1,862 at November 30, 1995, payable as follows: 1996, $541; 1997, $441; 1998, $280; 1999, $280; 2000,
$180; thereafter, $140. The leases generally require the Company to pay all costs such as maintenance, taxes, and insurance. Rental expense for operating leases during 1995, 1994 and 1993 was, $4,514, $5,451 and $6,135, respectively.

The Company's contract mining and environmental remediation services involve risks that the Company will become liable under federal, state and local environmental laws and regulations, including the Comprehensive Environmental Response Compensation and Liability Act, which imposes strict, joint and several, retroactive liability upon parties who are responsible for the cost of environmental remediation under such Act. The Company performs, and has performed, contract mining and environmental remediation work at project sites that are or may become Superfund sites subject to regulation, and in some cases operated or managed, by the Environmental Protection Agency or other environmental regulatory agencies. A determination that the Company is liable under environmental laws and regulations for the cost of environmental remediation could have a material adverse effect on the financial position or results of operations of the Company. Amendments to, or more stringent implementation of, current environmental laws and regulations also could have such an adverse effect. The Company believes that it is in material compliance with environmental laws and regulations and is not subject to any material liabilities related to its contract mining and remediation projects.

In an effort to assess the risk of environmental liability in connection with its contract mining and environmental remediation work, the Company reviews the economic viability of the potentially responsible parties, the geographic location of the site (densely populated areas, for example, may pose a greater risk of future liability) and other factors it deems relevant. In addition, the Company attempts to obtain contractual indemnification if available. The Company's policy is to bid on projects which it believes involve limited exposure for environmental liability. The Company is involved in Uranium Mill Tailings Remedial Action projects in connection with which it is entitled to statutory indemnities against certain environmental liabilities.

Applying the percentage of completion method of recognizing revenues requires the Company estimate the indicated outcome of its long-term contracts. The Company forecasts such outcomes to the best of its knowledge and belief of current and expected conditions and its expected course of action. Differences between the Company's estimates and actual results often occur resulting in changes to reported revenues and earnings. Such changes could have a material effect on future financial statements.

===============================================================================

- ----------------------------------------------
  Notes to Consolidated Financial Statements
- ----------------------------------------------



Because of the uncertainty about the outcome of claims, disputes and certain unpriced changeorders, the Company generally defers recognition of revenue until the items are settled. The Company has ongoing negotiations with customers regarding these contract issues. When recognized, such items could have a material impact on future financial statements.

The Company is involved in various claims and legal proceedings incidental to its business. In management's opinion, the outcome of these claims and proceedings will not have a material adverse effect on the Company's financial position or results of operation. The Company also has the usual contractor's responsibility for the timely completion of contracts in accordance with contract specifications.

BUSINESS COMBINATION

On July 12, 1993, a business combination was consummated in accordance with a definitive agreement and plan of reorganization, dated March 11, 1993, pursuant to which WCG and Kasler agreed to combine their operations as wholly-owned subsidiaries of the Company. Each outstanding share of Kasler common stock was converted into one share of the Company's common stock. In total, 10,024,577 shares of Kasler common stock were converted to the Company's common stock and all outstanding shares of WCG common stock were exchanged for 19,459,473 shares of the Company's common stock. The Company also assumed $1.1 million in deferred compensation obligations related to the Kasler restricted common stock issued under the Kasler Incentive Stock Plan.

The unaudited pro forma results of operations for the year ended November 30, 1993 (as if the combination had occurred on November 30, 1992) follow:

 Revenues from construction contracts                            $278,513
 ------------------------------------------------------------------------
 Net earnings                                                       8,980
 ------------------------------------------------------------------------
 Net earnings per share                                          $    .30
 ========================================================================

The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the period presented, and is not intended to be a projection of future results or trends.

Supplementary 1993 cash flow information related to the acquisition of Kasler follows:


 Cash paid for Kasler Corporation                                $      -
 Fees and expenses                                                 (3,831)
 Cash acquired                                                     15,469
 ------------------------------------------------------------------------
     Net cash acquired                                           $ 11,638
 ========================================================================

================================================================================

- ---------------------------------------------
Selected Quarterly Financial Data (Unaudited)
- ---------------------------------------------



(In thousands, except per share data)

1995 QUARTERS ENDED                          February 28      May 31      August 31      November 30
====================================================================================================
Revenues                                         $36,785     $51,604        $71,873          $68,275
Gross profit                                       3,974       5,718          7,187            7,234
Net earnings                                         662       1,572          3,011            2,920

Earnings per share                               $  0.02     $  0.06        $  0.10          $  0.10
Dividends per share                              $  0.00     $  0.00        $  0.00          $  0.00

Market price
    High                                         $  6.13     $  6.75        $  6.38          $  6.25
    Low                                             3.88        5.00           5.13             5.38


1994 QUARTERS ENDED                          February 28      May 31      August 31      November 30
====================================================================================================
Revenues                                         $50,539     $63,748        $78,489          $65,963
Gross profit                                       5,318         (95)         7,577            7,049
Net earnings (loss)                                1,050      (2,217)         2,696             (872)

Earnings (loss) per share                        $  0.04    ($  0.08)       $  0.09         ($  0.03)
Dividends per share                                 0.05     $    --        $    --          $    --

Market price
    High                                         $ 10.63     $ 10.63        $  7.00          $  6.50
    Low                                             7.00        6.13           5.00             4.38
====================================================================================================

- ----------------------------------------------------
Management's Responsibility For Financial Statements
- ----------------------------------------------------



TO THE SHAREHOLDERS OF KASLER HOLDING COMPANY:
The consolidated financial statements and other information were prepared by management in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods. The manner of presentation, the selection of accounting policies and the integrity of the financial information are the responsibility of management. Some of the amounts included in the consolidated financial statements are based on management's best estimates and judgments.

To fulfill its responsibilities, management has developed, and continues to maintain, a system of internal accounting controls. We believe the controls in use are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial records are reliable for preparing the consolidated financial statements and maintaining accountability for assets. These systems are augmented by written policies, organizational structures providing for division of responsibilities and careful selection and training of financial personnel. There are, however, inherent limitations in any control system and the cost of maintaining a control system should not exceed the benefits to be derived.

The Audit Committee of the Board of Directors is composed of outside directors and meets periodically with management and the Company's independent auditors, both separately and together, to review and discuss the auditor's findings and other financial and accounting matters. The independent auditors have free access to the Audit Committee.

The consolidated financial statements have been examined by the Company's independent auditors and their report is included herein. The independent auditors are appointed annually by the Board of Directors based on a recommendation by the Audit Committee.

/s/ John Wimberly                                                /s/ Gregory J. Rutherford

John H. Wimberly                                                     Gregory J. Rutherford
President and Chief Executive Officer           Vice President and Chief Financial Officer

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF KASLER HOLDING COMPANY:
We have audited the accompanying consolidated balance sheets of Kasler Holding Company and subsidiaries (the Company) as of November 30, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended November 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kasler Holding Company and subsidiaries as of November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 1995, in conformity with generally accepted accounting principles.


KPMG Peat Marwick, LLP
Los Angeles, California
January 12, 1996

- ----------------------
Directors and Officers
- ----------------------



BOARD OF DIRECTORS                                     OFFICERS

Dorn Parkinson                                         John H. Wimberly
Chairman of the Board                                  President and Chief Executive Officer
President                                              Kasler Holding Company
Washington Corporations
                                                       Darrol N. Groven
David H. Batchelder                                    President
President                                              Kasler Corporation
Batchelder & Partners, Inc.
                                                       Gerald F. Nelson
Robert G. Hunt                                         President
Retired Managing Director                              WCG Holdings, Inc.
Industrial Asphalt
                                                       Richard L. Mogel
Leonard R. Judd                                        President
Retired President and Director                         Pomeroy Corporation
Phelps Dodge Corporation
                                                       Gregory J. Rutherford
Terry W. Payne                                         Vice President and Chief Financial Officer
Retired President                                      Kasler Holding Company
Chairman
Terry Payne & Co., Inc.
                                                       SHAREHOLDER AND INVESTOR INFORMATION
Robert G. Reid
Retired President                                      INVESTOR INFORMATION
Reid Sand & Gravel, Inc.                               A copy of the Company's Form 10-K is available
                                                       upon request.  For additional information, write
Vincent O. Smith                                       to: Investor Relations, Kasler Holding Company,
Independent Engineering Consultant                     PO Box 387, San Bernardino, CA 92402-0387.

Robert G. Wallace                                      INDEPENDENT AUDITORS
Retired President                                      KPMG Peat Marwick LLP, Los Angeles, CA.
Tanner Southwest, Inc.
                                                       ANNUAL MEETING
John H. Wimberly                                       The Company's annual shareholder meeting will be
President and Chief Executive Officer                  held at 10:00 A.M., April 3, 1996, at the Red
Kasler Holding Company                                 Lion Hotel, 222 North Vineyard, Ontario, CA>

                                                       COMMON STOCK INFORMATION
                                                       The Company has more than 29.4 million common
                                                       shares outstanding held by approximately 1,150
                                                       shareholders of record.

                                                       The Company's stock is traded on the New York
                                                       Stock Exchange, ticker symbol: KAS.

                                                       REGISTRAR AND TRANSFER AGENT
                                                       Chemical Trust Company of California, Securityholder
                                                       Relations, 300 South Grand Avenue, Second Floor,
                                                       Los Angeles, CA 90071.

KASLER HOLDING COMPANY

27400 East 5th Street
Highland, CA 92346

MAILING ADDRESS

P.O. Box 387
San Bernardino, CA 92402
(909) 884-4811